Exhibit 99.1

Contacts

Elan	PPD

Media:	Media:
Niamh Lyons	Sue Ann Pentecost
353-1-663-3600	+1 919 456 5890
US Media Relations
866-964-8256

Analysts/Investors:	Analysts/Investors:
Chris Burns	Luke Heagle
+800-252-3526	+1 910 558 7585

David Marshall
+353 1 709 4444

FOR IMMEDIATE RELEASE

Elan and PPD Announce Global Business Relationship in Drug Development

Dublin, Ireland, and Wilmington, N.C., (February 23, 2011) – Elan, plc (NYSE: ELN) and PPD, Inc. (Nasdaq: PPDI) today announced they have formed a global business collaboration focused on the advancement, progression and execution of Elan’s development portfolio. The primary objective of this relationship is to deploy both companies’ skills and expertise in a flexible, integrated manner to drive the execution of Elan’s clinical programs in a parallel and expedited basis and on a global scale.

Under this business agreement, PPD will act as Elan’s primary service provider for all development functions and activities. Elan will retain ownership of its assets and accountability for decision making with regard to strategy and progression of the individual molecules as well as the overall portfolio. This business construct will enable Elan to leverage the significant and high quality capabilities of PPD across project and data management, biostatistics, regulatory, clinical and medical monitoring, quality assurance, pharmacovigilance and other areas. Elan and PPD intend to work closely to build upon this initial relationship and continuously explore opportunities to leverage both companies’ respective competencies and maximize the full opportunity of moving Elan’s science into clinical development and advancing toward patients.

“Establishing this strategic collaboration with PPD will enable Elan to accelerate the progression of our science into the clinical development setting in a rapid and global fashion,” said Eliseo Salinas, Chief Medical Officer, Executive Vice President and Head of Development for Elan. “The ability to fluidly access additional expertise and execution capability on a global scale will complement our internal talent and may enable us to move multiple programs forward in a parallel manner.”

Elan’s Executive Vice President and Head of Alliance Management Doug Love commented, “PPD will act as a strategic collaborator and deliver capabilities, resources and expertise that will enable us to advance our business on a global scale while capturing efficiencies and flexibility from a business and operational point of view.”

David Grange, Chief Executive Officer of PPD, added, “PPD and Elan have established an innovative relationship structure that enables Elan to continue to invest in and advance its world-leading work in biology and its broad application in neuroscience while leveraging PPD’s expertise and execution capabilities across key program areas on a global scale. This relationship brings together the strongest resources of both companies, and we are pleased to have created this unique and strategic business arrangement with Elan.”

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit www.elan.com.

About PPD
PPD is a leading global contract research organization providing drug discovery, development and lifecycle management services. Our clients and partners include pharmaceutical, biotechnology, medical device, academic and government organizations. With offices in 43 countries and more than 11,000 professionals worldwide, PPD applies innovative technologies, therapeutic expertise and a commitment to quality to help clients and partners accelerate the delivery of safe and effective therapeutics and maximize the returns on their R&D investments. For more information, visit www.ppdi.com.

Except for historical information, all of the statements, expectations and assumptions contained in this news release, including expectations and assumptions about PPD and Elan’s relationship, are forward-looking statements that involve a number of risks and uncertainties. Although PPD and Elan attempt to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors which could cause results to differ materially include the following: risks associated with and dependence on collaborative relationships; whether Elan can successfully discover and develop potential products; the ability to attract and retain key personnel; economic conditions and outsourcing trends in the pharmaceutical, biotechnology, medical device, academic and government industry segments; competition within the outsourcing industry; rapid technological advances that make our products and services less competitive; loss of large contracts; increased cancellation rates; success in sales growth; risks associated with acquisitions and investments, such as impairments; and the other risk factors set forth from time to time in the SEC filings for PPD and Elan, copies of which are available free of charge upon request from the PPD investor relations department for PPD documents and Elan investor relations for Elan documents.

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